CAVALCANTI
HUME
FUNFER INC
INVESTOR RELATIONS

TORONTO
900 • 6 Adelaide Street East
Toronto Ontario M5C 1H6
T 416.868.1079
F 416.868.6198

CALGARY
900 • 805 8th Avenue SW
Calgary Alberta T2P 1H7
T 403.541.1225
F 403.410.7217

Exemption number 82-4644

Tuesday, June 15, 2004

Attention: Paul Dudek
Office of International Corporate Finance
Stop 3 – 9
450 – 5th Avenue N.W.
Washington, DC
USA 20549

Dear Mr. Dudek: Parkland Industries

Please find the press release: 'Parkland Income Fund Declares Distribution Payment' – June 15, 2004' sent for filing as required by Rule 12g3-2(b).

Kind regards,

Brenda Orser

Brenda Orser
Account Manager

Encl.

dlw 6/22

FOR IMMEDIATE RELEASE: Tuesday, June 15, 2004

PARKLAND INCOME FUND DECLARES DISTRIBUTION PAYMENT

Red Deer, Alberta, June 15, 2004: Parkland Income Fund (TSX: PKI.UN) is pleased to announce that a distribution of fourteen cents ($0.14) per trust unit will be payable on July 15, 2004 to unitholders of record on June 30, 2004.

Parkland Income Fund operates retail and wholesale fuels and convenience store businesses under its marketing brands Fas Gas, RT Fuels and Short Stop Food Stores and transports fuel through its Petrohaul division. Parkland has developed a strong market niche in western and northern Canada by focusing on non-urban markets.

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For further information, contact:

Parkland Industries Ltd., Administrator of Parkland Income Fund:

Red Deer:	Andrew B. Wiswell, President and CEO	(403) 357-6400
Red Deer:	John G. Schroeder, Vice President and CFO	(403) 357-6400
or	visit Parkland's web site at **www.parkland.ca**.	